Exhibit 99.1

DHX MEDIA REPORTS RECORD FULL-YEAR RESULTS, INCREASES DIVIDEND, AND ANNOUNCES NORMAL COURSE ISSUER BID

127% Growth in Revenues; 150% Growth in Net Income

Halifax, (September 28, 2015) – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces its audited financial results for the fiscal year ended June 30, 2015.

Fiscal 2015 and Q4 2015 Highlights:

(All amounts in Canadian dollars)

•	Revenues: up 127% to $264.0 million, from $116.1 million for Fiscal 2014;

•	Adjusted EBITDA[1]: up 144% to $90.2 million, from $37.0 million for Fiscal 2014;

•	Net Income[1]: up 150% to $19.5 million ($0.16/share), from $7.8 million ($0.07/share) for Fiscal 2014, and adjusted net income up 239% to $38.4 million ($0.32/share), from $11.3 million ($0.10/share) for Fiscal 2014;

Q4 2015 Highlights:

•	Revenues: up 139% to $71.2 million, from $29.7 million for Q4 2014;

•	Adjusted EBITDA[1]: up 124% to $22.8 million, from $10.2 million for Q4 2014; and

•	Net Income[1]: up 255% to $3.7 million ($0.03/share), from $1.0 million ($0.01/share) for Q4 2014, and adjusted net income up 97% to $5.0 million ($0.04/share), from $2.6 million ($0.02/share) for Q4 2014.

1Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses and any impairments, share-based compensation expense, and adjustments for other identified charges. Adjusted Net Income adjusts net income (loss) for certain identified charges, net of the tax effect. (See the complete definition of Adjusted EBITDA and Adjusted Net Income in the Company’s Management Discussion and Analysis for Fiscal and Q4 2015 for full details).

Dana Landry, CEO of DHX Media, commented: “This was a year of tremendous growth for DHX Media and we are extremely pleased to report increases across all key metrics. We are now realizing the rewards of the integrated platform we’ve been building over the past few years, as evidenced by our strong organic growth. We look forward in the coming year to building further on this platform to continue delivering shareholder value.”

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Dividend Declaration

On September 23, 2015 the board of directors approved a dividend for the quarter of $0.015, an increase of 7.1%, on each common share outstanding to the shareholders of record at the close of business October 8, 2015 to be paid October 16, 2015.

Analyst call details

The Company will hold a conference call for analysts to discuss its Fiscal 2015 and Q4 2015 financial results on Monday, September 28th, 2015 at 8:00 a.m. ET. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free, or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free, or +1(416)849-0833, and passcode 32551876, until 11:59 pm ET Wednesday, October 5th.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Consolidated Statements of Income and Comprehensive Income Data

Consolidated Statements of Income and Comprehensive Income (Loss) Data:

(All numbers are in thousands)	Q4 2015	Q4 2014	Fiscal 2015	Fiscal 2014
	$	$	$	$

Revenue	71,170	29,745	264,039	116,131

Gross Margin[1]	37,666	18,864	145,040	69,434

Adjusted EBITDA[1]	22,810	10,192	90,209	37,030

Net Income[1]	3,696	1,040	19,533	7,811

Adjusted Net Income[1]	5,006	2,551	38,404	11,318

Comprehensive Income (Loss)	6,014	2,197	12,381	9,408

Basic Earnings Per Common Share	0.03	0.01	0.16	0.07
Diluted Earnings Per Common Share	0.03	0.01	0.16	0.07
Adjusted Basic Earnings Per Common Share	0.04	0.02	0.32	0.10
Adjusted Diluted Earnings Per Common Share	0.04	0.02	0.31	0.10

1See “Use of Non-GAAP Financial Measures” section of the Company’s MD&A for further details.

Fiscal 2015 Results

Revenues

Revenues for Fiscal 2015 were $264.03 million, up 127% from $116.13 million for Fiscal 2014. The increase for Fiscal 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $76.18 million, or 52%, of the increase, as well as significantly higher distribution revenues, accounting for 25% of the increase, up to $77.67 million, strong growth in proprietary production revenues, accounting for 10% of the increase, and a significant increase in producer and service fee revenue, accounting for 10% of the increase.

Proprietary production revenues: Proprietary production revenues for Fiscal 2015 were $38.08 million, an increase of 62% (29% acquisitive and 33% organic) compared to $23.47 million for Fiscal 2014. For Fiscal 2015, the Company added 224.0 half-hours to the library, up 31% from 171.0 half-hours for Fiscal 2014. The increase in both the number of half-hours delivered and the proprietary production revenue was expected and in line with scheduled deliveries and Management's expectations.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Distribution revenues: For Fiscal 2015, Management is extremely pleased to report distribution revenues were up 90% to $77.67 million (22% acquisitive and 68% organic), from $40.89 million for Fiscal 2014, primarily due to the continuing growth of new digital customers, platforms, and territories, far exceeding Management's expectations.

Television revenues: For Fiscal 2015, television revenues were $76.18 million (Fiscal 2014-$nil) which included the eleven month period from July 31, 2014 through June 30, 2015, within Management's expectations for DHX Television.

M&L-owned (including music and royalties): For Fiscal 2015, M&L-owned increased 16% (4% acquisitive and 12% organic) to $20.03 million (Fiscal 2014-$17.30 million).

M&L-represented revenues: For Fiscal 2015, M&L-represented revenue was $14.35 million up 18% overall (Fiscal 2014-$12.17 million). These results were above the high end of Management's expectations, having benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Fiscal 2015, the Company earned $32.61 million for producer and service fee revenues, an increase of 78% (10% acquisitive and 68% organic) versus the $18.37 million for Fiscal 2014, and above Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps, increased global demand for children's content, and the quality work being delivered by all of the Company's studios.

New media and rental revenues: For Fiscal 2015, new media revenues increased 30% (5% acquisitive and 25% organic) to $5.11 million (Fiscal 2014-$3.93 million) based primarily on timing of deliverables for the UMIGO project, which is expected to conclude in late calendar 2015, and other interactive apps and games.

Gross Margin

Gross margin for Fiscal 2015 was $145.04 million, an increase in absolute dollars of $75.61 million or 109% compared to $69.43 million for Fiscal 2014. DHX is pleased to report the overall gross margin for Fiscal 2015 at 55% of revenue, near the mid-point of Management's expectations, driven by continued strong margins on new digital distribution deals, and proprietary production, and the impact of DHX Television. Gross margin for Fiscal 2015 was calculated as revenues of $264.04 million, less direct production costs and expense of investment in film of $116.13 million and $2.87 million expense of book value of acquired libraries, (Fiscal 2014-$116.13 million less $44.38 million and less $2.32 million, respectively).

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2015 were up 72% at $59.09 million compared to $34.28 million for Fiscal 2014. The increase in SG&A in Fiscal 2015 is mainly due to the full inclusion of $12.28 million for Fiscal 2015 (Fiscal 2014- $nil) for DHX Television, as well as the inclusion of Ragdoll, Epitome, and 190 days of Nerd Corps activities totaling $7.13 million in Fiscal 2015 (Fiscal 2014-$nil). SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. Also included in SG&A are the costs associated with the Company's listing on NASDAQ during Q4 2015. SG&A also includes $4.25 million in non-cash share-based compensation (Fiscal 2014-$1.59 million). When adjusted, cash SG&A at $54.84 million was slightly above the top end of Management’s Fiscal 2015 SG&A expectations.

Adjusted EBITDA

For Fiscal 2015, Adjusted EBITDA was $90.21 million, up $53.18 million or 144% over $37.03 million for Fiscal 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Q4 2015 Results

Revenues

Revenues for Q4 2015 were $71.17 million, up 139% from $29.74 million for Q4 2014. The increase in Q4 2015 was partially due to the acquisition of DHX Television on July 31, 2014, which accounted for $19.87 million or 48% of the growth, as well as increases in distribution, which accounted for 24% of the growth, proprietary production, which accounted for 8% of the growth, and producer and service fee revenue, which accounted for 17% of the growth.

Proprietary production revenues: Proprietary production revenues for Q4 2015 were $5.12 million, an increase of 192% (32% acquisitive and 160% organic) compared to $1.75 million for Q4 2014. For Q4 2015, the Company added 75.0 half-hours to the library, of which 30.0 half-hours were proprietary titles, versus 44.0 half-hours, of which 18.0 half-hours were proprietary titles for Q4 2014. The number of half-hours was expected and due to the timing of scheduled Q4 2015 proprietary production deliveries and was largely in line with, albeit at the low end, of Management's expectations.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Distribution revenues: For Q4 2015, distribution revenues were up 67% to $24.43 million (15% acquisitive and 52% organic), from $14.62 million for Q4 2014, primarily due to the continuing growth of new digital customers, platforms, and territories and was well above Management's expectations for Q4 2015. The results also benefited somewhat from the tail winds created by the weakening Canadian dollar compared to USD and GBP.

Television revenues: For Q4 2015, television revenues were $19.87 million (Q4 2014-$nil), which was slightly below the mid-point of Management's expectations for DHX Television.

M&L-owned (including music and royalties): For Q4 2015, M&L-owned decreased 11% to $3.97 million (Q4 2014-$4.47 million) as the Company had no scheduled live tours, while in Q4 2014 there was Yo Gabba Gabba! Live! tour revenue of $0.98 million. For Q4 2015, the M&L-owned, excluding live tours, was $3.97 million, up 16% as compared to $3.44 million for Q4 2014, as the Company began to recognize revenues of $0.77 million related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos M&L deals.

M&L-represented revenues: For Q4 2015, M&L-represented revenues were up $1.59 million to $4.78 million compared to Q4 2014 at $3.19 million, and were well above Management's Q4 2015 expectations, driven mainly by a strong performance of our represented project Minions; the results also benefited somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q4 2015, the Company earned $11.14 million for producer and service fee revenues, an increase of 184% (59% acquisitive and 125% organic) versus the $3.92 million from Q4 2014, above the high end of Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps, and continued strong global demand for children's content.

New media revenues: For Q4 2015, new media revenues were up $0.06 million or 4% (1% acquisitive and 3% organic) to $1.85 million (Q4 2014-$1.79 million) based primarily on apps, games, and final UMIGO deliverables.

Gross Margin

Gross margin for Q4 2015 was $37.67 million, an increase in absolute dollars of $18.80 million or 100% compared to $18.87 million for Q4 2014. The overall gross margin for Q4 2015 at 53% of revenue was just below the midpoint of Management's expectations and was the result of slightly softer than expected margins for digital distribution deals, offset by robust producer and service fee margins, and blended somewhat by DHX Television with a margin of 50% and proprietary production margins of 36%; for proprietary production, the delivery mix was substantially made up by Make It Pop Season I, which carried a lower margin of 31%. Gross margins for DHX Television were 50% or $9.89 million, calculated as revenue of $19.87 million, less programming costs, third party fees, and other direct creative costs of $9.98 million. Gross margin for Q4 2015, including DHX Television, was calculated as revenues of $71.17 million, less direct production costs and expense of investment in film of $33.35 million and $0.16 million expense of book value of acquired libraries, (Q4 2014-$29.74 million less $10.64 million and less $0.23 million, respectively).

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2015 increased 71% to $16.03 million compared to $9.39 million for Q4 2014. For Q4 2015, SG&A includes $2.87 million (Q4 2014-$nil) for DHX Television, as well as the inclusion of Epitome, Nerd Corps, and an increased level of SG&A at Ragdoll totaling $4.42 million. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has decided to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. Also included in the Q4 2015 SG&A are the costs, mainly listing and professional services costs, associated with the Company's listing on NASDAQ. SG&A includes $1.17 million (Q4 2014-$0.43 million) in non-cash share-based compensation. When adjusted, cash SG&A at $14.87 million was slightly above Management’s quarterly SG&A expectations.

Adjusted EBITDA

For Q4 2015, Adjusted EBITDA was $22.81 million, up $12.62 million or 124% over $10.19 million for Q4 2014. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Please see DHX Media’s Fiscal 2015 MD&A for further Q4 2015 details, available at www.dhxmedia.com or on www.sedar.com or www.sec.gov/edgar.

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com. Unless noted otherwise, all dollar amounts included herein are stated in Canadian dollars.

Normal Course Issuer Bid

The Company also announces today that it has received approval from its board of directors to purchase up to an aggregate of 8,207,887 common voting shares and variable voting shares (the Shares) representing 10 per cent of the public float of 82,078,870 Shares as of September 25, 2015 by way of a normal course issuer bid (the “Bid”). The Bid will be subject to acceptance of the Company’s notice of intention to make a normal course issuer bid to purchase Shares by the Toronto Stock Exchange (the “TSX”) and if accepted will be made in accordance with the applicable rules and policies of the TSX and the NASDAQ Global Select Market (“NASDAQ”) as well as any applicable Canadian and U.S. securities laws.

In accordance with TSX rules, any daily purchases (other than pursuant to a block purchase exception) on the TSX under the NCIB are limited to a maximum of 349,121 Shares, which represents 25% of the average daily trading volume on the TSX for the past six months. Daily purchases (other than pursuant to a block purchase exception) on the NASDAQ under the NCIB are limited to 25% of the average daily trading volume for the preceding four weeks. All Shares purchased by the Company under the Bid will be cancelled.

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400

The Company intends to commence the Bid on September 29, 2015 with expiry to occur no later than September 28, 2015, or until such earlier time as the Bid is completed or terminated at the option of DHX, observing the purchasing restrictions during 'black out' or 'close' periods pursuant to the Company’s Insider Trading Policy. Any Shares purchased by DHX pursuant to the Bid will be acquired on the open market through the facilities of the TSX or the NASDAQ at the market price at the time of such transaction. The Bid will be funded from the Company's existing cash resources.

Under the NCIB, up to 8,207,887 Shares (representing 10% of the public float), may be purchased on the TSX and the NASDAQ during the course of the bid.

In the opinion of the Company's board of directors and senior management, the Shares may occasionally trade in a price range which does not adequately reflect the value of underlying assets based on the Company's business and financial position and is therefore in the best interests of DHX and its shareholders.

From time to time, when DHX does not possess material non-public information about itself or its Shares, it may enter into an automatic share purchase plan with its broker to allow for the purchase of Shares at times when DHX would ordinarily not be permitted to do so due to regulatory restrictions or self-imposed blackout periods, pursuant to the Company’s Insider Trading Policy. Any such plans entered into with DHX’s broker will be adopted in accordance with the requirements of applicable Canadian and U.S. securities laws and subject to prior approval by the TSX.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, DHX’s intentions with respect to the normal course issuer bid and purchases thereunder, the effects of repurchases under the normal course issuer bid, the timing and payment of dividends, the business strategies of DHX, the future financial and operating performance of DHX and its subsidiaries, and the implementation of certain business strategies and other operational activities of DHX. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor Relations, please contact:
David A. Regan – EVP, Corporate Development & IR, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Media, please contact:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

TORONTO 235 Carlaw, 5th Floor Toronto, ON M4M 2S1 +1.416.363.8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1.902.423.0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1.323.790.8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604.684.2363	LONDON 3 Shortlands London, W6 8PP, UK +44.020.8563.6400